Exhibit 99.1

NOAH Announces Change of Chief Executive Officer

Company separates CEO and chairperson roles to improve corporate governance

Mr. Zhe Yin appointed as CEO; Ms. Jingbo Wang to remain as Chairwoman

SHANGHAI, Dec. 29, 2023 /PRNewswire/ – Noah Holdings Limited (the “Company” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading wealth management service provider in China offering comprehensive global investment and asset allocation advisory services primarily for high-net-worth investors, today announced that its Board of Directors (the “Board”) has approved a separation of the chief executive officer and chairperson roles. Mr. Zhe Yin, co-founder and director of the Company and chairman of Gopher Asset Management Co., Ltd., has been appointed as the chief executive officer of the Company, effective December 29, 2023, to succeed Ms. Jingbo Wang, who will remain as the chairwoman of the Board and the chairwoman of the Company’s corporate governance and nominating committee. The decision to separate the roles of the chief executive officer and chairperson was taken for the purpose of achieving better corporate governance pursuant to the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, specifically code provision C.2.1, and reflects the Company's commitment to adhering to corporate governance best practices.

Mr. Yin is one of the founders of the Company and has been a director since June 2007. Mr. Yin is a highly accomplished senior executive in the wealth and asset management industry with over 22 years of professional experience and possesses an in-depth understanding of the Company’s operations and culture. He has been serving as the chairman of Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), one of the Company’s consolidated affiliated entities, since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of Gopher Asset Management from February 2010 to April 2014.

Prior to co-founding Noah, Mr. Yin worked at Xiangcai Securities Co., Ltd. from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch, with his last position as the foreign exchange product manager of private finance division. From August 2021 to September 2022, Mr. Yin served as a director of Dalian Zeus Entertainment Co., Ltd , the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002354). From November 2017 to June 2021, Mr. Yin served as an independent director of Guizhou Xinbang Pharmaceutical Co., Ltd, the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002390).

Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee of the Asset Management Association of China from 2017 to August 2021. Mr. Yin has repeatedly been named among the most influential private equity investors in China by respected industry organizations. For instance, he was named one of the Top 20 China’s Best Private Equity Investors in 2017 and one of the Top 50 China’s Best Private Equity Investors in 2019, respectively, by ChinaVenture Investment Consulting., Ltd., a leading financial services technology enterprise in China’s private equity investment industry. In addition, he was honored as one of the Most Influential Investors in China’s VC/PE Fund Limited Partner Market 2021 selected by Zero2IPO Group, a leading venture capital and private equity service provider and a well-known investment firm in China.

Mr. Yin received his MBA degree from China Europe International Business School in Shanghai, China, in September 2010 and his bachelor’s degree in economics from Shanghai University of Finance and Economics in Shanghai, China, in July 1997.

Ms. Wang commented, “This strategic move underscores our commitment to enhancing corporate governance, fostering talent development, and facilitating leadership succession planning. Mr. Yin's alignment with our company values and culture, coupled with his instrumental role in building our Gopher Asset Management franchise, positions him as the ideal candidate to lead the Company as the CEO. Under Mr. Yin's leadership, I am confident that Noah will continue to execute our growth initiatives and create substantial value for our clients and shareholders. As the chairwoman of the Board, I look forward to supporting Mr. Yin in his new role while continuing to oversee the Company’s strategic planning, board activities, and corporate governance."

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first nine months of 2023, Noah distributed RMB57.5 billion (US$7.9 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB154.9 billion (US$21.2 billion) as of September 30, 2023.

Noah's wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. A total of 1,408 relationship managers across 59 cities provide customized financial solutions for clients through this network, and meet their international investment needs. The Company's wealth management business had 452,222 registered clients as of September 30, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah's cash and cash equivalents and liquidity risk. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com